September 24, 2013	Jessica L. Reece 617-235-4636 Jessica.Reece@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Houghton Hallock

Re:     Ashmore Funds

           File Nos. 333-169226; 811-22468

Dear Mr. Hallock:

I am writing on behalf of Ashmore Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission on Post-Effective Amendment No. 14 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which you provided orally via telephone on August 8, 2013. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 21, 2013 to register Institutional Class, Class A and Class C Shares of Ashmore Emerging Markets Frontier Equity Fund, a new series of the Trust (the “Fund”). Summaries of the Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in a Post-Effective Amendment to the Trust’s Registration Statement, which will be filed on or about September 24, 2013 pursuant to Rule 485(b) under the Securities Act.

PROSPECTUS

1.	Comment: In the last sentence of the “Fees and Expenses of the Fund” section of the Fund Summary, please delete the word “statutory” from the sentence: “More information about these and other discounts is available in the “Classes of Shares” section beginning on page [ ] of the Fund’s statutory prospectus or from your financial advisor.”

Response: The requested change has been made.

2.	Comment: Please revise Footnote 3 to the “Annual Fund Operating Expenses” table to explain what “certain credits and offset arrangements” refers to.

Response: Footnote 3 has been revised to reflect that the credits and offset arrangements excluded from Total Annual Fund Operating Expenses for purposes of the Investment Manager’s contractual fee waiver or reimbursement are “custodial credits, transfer agency credits, and expense offset arrangements.”

3.	Comment: The “Principal Investment Strategies” sections state that “Frontier Market Countries include any country not included in either the MSCI Developed Markets Index or the MSCI Emerging Markets Index.” Please consider revising this definition to refer inclusively to an index, rather than exclusively.

Response: The definition of “Frontier Market Countries” provided in the “Principal Investment Strategies” sections has been revised to remove references to the noted indices. The Prospectus will define “Frontier Market Countries” as follows:

Frontier Market Countries include (but are not limited to) the following countries:

Europe: Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovinia, Bulgaria, Czech Republic, Croatia, Cyprus, Estonia, Georgia, Guernsey, Iceland, Isle of Man, Hungary, Kazakhstan, Krgyzstan, Latvia Liechtenstein, Lithuania, Luxembourg, Macedonia, Malta, Mongolia, Montenegro, Poland, Romania, Serbia and Montenegro, Slovakia, Slovenia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan

Africa: Algeria, Angola, Botswana, Burkina Faso, Cameroon, Cape Verde, Cote d’Ivoire, Democratic Republic of the Congo, Ethiopia, Ghana, Guinea-Bissau, Kenya, Lesotho, Liberia, Libya, Madagascar, Malawi, Mali, Mauritius, Mozambique, Morocco, Namibia, Niger, Nigeria, Republic of the Congo, Rwanda, Senegal, Sierra Leone, Somalia, South Sudan, Sudan, Swaziland, Tanzania, Tunisia, Uganda, Zambia and Zimbabwe

Middle East: Afghanistan, Bahrain, Egypt, Iraq, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Syria, United Arab Emirates and Yemen

Asia: Bangladesh, Cambodia, Indonesia, Laos, Macau, Marshall Islands, Nepal, Pakistan, Papua New Guinea, Philippines, Sri Lanka, Tuvalu and Vietnam

Central and South America: Argentina, Barbados, Belize, Bolivia, Chile, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, Guatemala, Guyana, Haiti, Honduras, Jamaica, Nicaragua, Panama, Paragua, Peru, Puerto Rico, Trinidad & Tobago, Uruguay and Venezuela

The Fund may deem other countries to be Frontier Market Countries either currently or in the future if they are represented in any widely-recognized index of frontier market securities or the Adviser or Subadviser believes they are underrepresented in the portfolios of global institutional investors because they have small economies (outside of the top 50 economies globally as measured by GDP), small markets (representing less than 0.5% of the free float-adjusted market capitalization weight of the MSCI ACWI Index), or a perception among global investors of high political risk or instability (e.g., the countries of the Middle East and much of Africa).

4.	Comment: In the “Principal Investment Strategies” section, please consider disclosing examples of particular region(s) or countries in which the Fund may invest.

Response: The Fund has revised the definition of “Frontier Market Countries” as described above to provide a non-exclusive list of particular regions and countries in which the Fund may invest.

5.	Comment: Please review the “Principal Investment Strategies” section and, to the extent possible, revise such disclosure to state specifically how the Fund’s portfolio managers intend to invest the Fund’s assets.

Response: The Trust has reviewed the “Principal Investment Strategies” section and believes that the disclosure appropriately reflects the Fund’s principal investment strategies and how they will be pursued.

6.	Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use as a part of its principal investment strategies as well as the related risks. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.govklivisions/investment/guidance/ici073010.pdf).

Response: The referenced disclosures have been reviewed and the Fund has deemed such disclosures to be appropriate in reference to the noted letter.

7.	Comment: The Fund’s Fund Summary states that “[t]he Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to these investments will be counted toward satisfaction of the 80% policy.” Please respond supplementally describing how these derivatives will be accounted for in this context.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), the Fund generally accounts for a derivative position by reference to its market value. In certain circumstances (e.g., where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset), the Fund may use a different methodology to account for the synthetic exposure for purposes of its 35d-1 Policy.

8.	Comment: Please confirm that all risks included in the “Principal Risks” section of the Fund’s Fund Summary are principal risks of the Fund.

Response: The Registrant has reviewed the referenced disclosure and believes that each risk included in the “Principal Risks” section is a principal risk of the Fund.

9.	Comment: “Frontier Markets Risk” is included as a principal risk of the Fund. Please review the description of this risk and revise, to the extent necessary, to specifically describe the characteristics of Frontier Markets.

Response: The Trust has revised “Frontier Markets Risk” to state:

Frontier market countries are emerging market countries, but generally have smaller economies or less mature capital markets than more developed emerging markets, and, as a result, the risks of investing in emerging market countries are magnified in frontier countries. The markets of frontier countries typically have low trading volumes and the potential for extreme price volatility and illiquidity. This volatility may be further heightened by the actions of a few major investors. For example, a substantial increase or decrease in cash flows of mutual funds investing in these markets could significantly affect local stock prices and, therefore, the net asset value of Fund shares. These factors make investing in frontier countries significantly riskier than in other countries, including other emerging market countries, and any one of them could cause the net asset value of the Fund’s shares to decline.

10.	Comment: Please revise “Geographic Focus Risk” to identify the region(s) and countries that pose a risk to this Fund

Response: Because the region(s) and countries in which the Fund may invest may change periodically, Ashmore Equities Investment Management (US) LLC (the “Subadviser”) believes that the description of “Geographic Focus Risk” currently included in the prospectus appropriately describes the risk to the Fund. The Fund has revised the definition of “Frontier Market Countries” as described above to provide a non-exclusive list of particular region(s) or countries in which the Fund may invest.

11.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the noted disclosure is appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is the same as the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

12.	Comment: The description of “Large Shareholder Risk” in the “Summary of Principal Risks” section states : “[t]he Investment Manager generally only trades on behalf of the Fund during normal business hours in London, England, which may exacerbate these risks.” Please consider if this raises addition risks to the Fund that should be disclosed.

Response: This statement has been removed from the Prospectus, because the Subadviser will generally provide 24 hour trading coverage for this Fund. The Trust does not believe that any additional principal risks of the Fund should be added.

13.	Comment: In the section titled “Ashmore’s Prior Related Performance Information,” please clarify in the introduction that the performance information provided is that of the sub-adviser and not the adviser. Please also confirm supplementally whether the separate accounts for which performance is provided are subject to higher fees than the Fund. Finally, please provide supplementally a citation to the no-action letter(s) being relied upon to provide this disclosure and confirm whether the Staff has previously approved of the calculation methodology used in this section.

Response: The introductory language to the “Ashmore’s Prior Related Performance Information” section has been revised to clearly state that the performance information provided is that of the Subadviser. The total management fee for the Fund is 1.50%. The management fees for the accounts within the composite provided in this section range from 0.85% to 1.50%.

The disclosure provide in this section was created in reference to a series of related SEC no action letters relating to the presentation of prior related performance information, including Growth Stock Outlook Trust, Incorporated, SEC No-Action Letter (pub. avail. April 15, 1986), Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. August 6, 1996), Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. Feb. 7, 1997) and GE Funds, SEC No-Action Letter (pub. avail. Feb. 7, 1997).

The methodology used to calculate performance in the “Ashmore’s Prior Related Performance Information” section is consistent with the methodology used by the Trust in prior filings that have been reviewed and commented upon by the Staff (for example, in Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, filed on December 22, 2010).

14.	Comment: Please confirm supplementally that the Index to which the prior performance of similar accounts relating to the Fund is compared is an appropriate index for such comparison.

Response: The proposed benchmark index for this Fund is the MSCI Frontier Markets Index. The Subadviser believes that this is an appropriate benchmark index for the Fund and for comparisons with prior similar account performance.

STATEMENT OF ADDITIONAL INFORMATION

15.	Comment: Please confirm supplementally that when the Fund invests in a derivatives contract written on an index, it will segregate assets equal to the full notional value of such exposure.

Response: To the extent the Fund invests in a derivatives contract written on an index, the Fund or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by law.

16.	Comment: The Fund’s fundamental investment policy regarding concentration currently states that the Fund “[M]ay not concentrate its investments in a particular “industry,” as that term is used in the 1940 Act, as interpreted or modified, except as otherwise permitted by regulatory authority having jurisdiction from time to time (except that the Ashmore Emerging Markets Frontier Equity Fund may concentrate its investments in securities of issuers in any one industry or group of industries if the components of its benchmark index are concentrated in an industry or group of industries).” Please confirm supplementally that, for purposes of the Fund’s fundamental investment policy regarding concentration, if the Fund were to change its index, this would constitute a change to the fundamental policy as well.

Response: The Fund confirms that a change to its benchmark index may represent a change to its fundamental policy with respect to industry concentration, but believes that there may be circumstances where the use of a different index would not result in a change to the policy, such as, potentially, a change to a substantially similar or successor index.

* * * * *

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (617) 235-4636 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP